SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.            )(1)

EMS Find, Inc.

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(Name of Issuer)

Common Stock, par value $.001 per share

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(Title of Class of Securities)

26878R 101

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(CUSIP Number)

Michael Paige

1120 20th Street, NW

Suite 300

Washington, DC 20036

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2015

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(Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g), check the following box [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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(1)  The remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act (however,  see the Notes).

(SC13D-07/99)

CUSIP No.  26878R 101

                          13D         Page 2 of 6 Pages

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1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steve Rubakh

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]

                                                                 (b)  [X]

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

PF

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

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               7    SOLE VOTING POWER

  NUMBER OF         Mr. Rubakh has sole voting power over 12,306,009 shares of common stock.

   SHARES      ________________________________________________________________

               8    SHARED VOTING POWER

BENEFICIALLY

  OWNED BY          NA

               _________________________________________________________________

    EACH       9    SOLE DISPOSITIVE POWER

Mr. Rubakh owns and has sole dispositive power over 12,306,009 shares of common stock.

  REPORTING

   PERSON      ________________________________________________________________

               10   SHARED DISPOSITIVE POWER

    WITH

        NA

   _________________________________________________________________

 CUSIP No.  26878R 101

                          13D         Page 3 of 6 Pages

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Rubakh owns 15,306,009 shares of common stock beneficially, comprised of 12,306,009 shares owned directly and a common stock purchase warrant expiring October 28, 2020 to purchase 3,000,000 shares of common stock.

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.47%

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14   TYPE OF REPORTING PERSON*

IN

_______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   26878R 101

                         13D          Page 4 of 6 Pages

________________________________________________________________________________

Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of EMS Find, Inc., 73 Buck Road, Suite 2, Huntingdon Valley, PA 19006 (EMSF).

________________________________________________________________________________

Item 2.  Identity and Background.

     (a)

Steven Rubakh

     (b)

15 Farmhouse Lane

Richboro, PA 18954

     (c)

Chief Executive Officer, EMS Find, Inc.

     (d)

NA

(e)

NA

     (f)

U.S.

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Item 3.  Source and Amount of Funds or Other Consideration.

10,000,000 shares of common stock in the Company were issued to Mr. Rubakh in the March 31, 2015 sale of EMS Factory, Inc., owned by Mr. Rubakh, to the Company. An additional 1,284,535 shares were issued to Mr. Rubakh in a recapitalization of the Company following the closing of the purchase of EMS Factory, Inc.

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Item 4.  Purpose of Transaction.

The purpose of the transactions by the Company with Mr. Rubakh was to transfer the ownership of EMS Factory, Inc. to the Company, where the Company would benefit from owning the business of EMS Factory, Inc. and be better able to finance its operations and business.

(a)

NA

(b)

NA

(c)

NA

(d)

The Company plans to change its Board of Directors through the election of additional directors to fill existing vacancies in the Board.

(e)

NA

     (f)

NA

   CUSIP No.   26878R 101

                   13D          Page 5 of 6 Pages

     (g)

NA

     (h)

NA

     (i)

NA

     (j)

NA

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Rubakh owns 15,306,009 shares of common stock beneficially, comprised of 12,306,009 shares owned directly and a common stock purchase warrant expiring October 28, 2020 to purchase 3,000,000 shares of common stock.

(b)

Mr. Rubakh has the sole power to dispose and direct the vote of 12,306,009 shares of common stock through Mr. Rubakh’s ownership of such shares of common stock.

 (c)

Transactions in EMS Find, Inc. Common Stock 01/01/2016 to Date
Date of Transaction	Description	Price or Price Range	No. of Shares
01/01/2016	Compensation stock issuance approved by Board.	$-0-	30,000
02/01/2016	Compensation stock issuance approved by Board.	$-0-	30,000
03/01/2016	Compensation stock issuance approved by Board.	$-0-	30,000
03/22/2016	Shares of Common Stock received in recapitalization of the Company in connection with the acquisition of EMS Factory Inc.	$-0-	1,200,000
03/22/2016	Shares of Common Stock received in recapitalization of the Company in connection with the acquisition of EMS Factory Inc.	$-0-	84,535
04/12/2016 – 04/19/2016	Open market purchases of Common Stock.	$0.034-$0.017	95,500
04/26/2016	Compensation stock issuance approved by Board.	$-0-	30,000
04/26/2016	Compensation stock issuance approved by Board.	$-0-	30,000
05/02/2016	Gift.	G	604,474

CUSIP No.   26878R 101

                         13D          Page 6 of 6 Pages

     (d)

NA

     (e)

NA

________________________________________________________________________________

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Share Exchange Agreement, effective March 31, 2015, between EMS Find, Inc., EMS Factory, Inc. and Steve Rubakh, the sole stockholder of EMS Factory, Inc.(“Agreement”), the Company acquired 100% of the issued and outstanding securities of EMS Factory, Inc. in exchange for the issuance of 10,000,000 shares of the Company’s restricted common stock and 500,000 shares of the Company’s Series A Preferred Stock, par value $0.001 per share. The Company also agreed to fund $300,000 to support the continued development and commercialization of EMS Factory’s technology.  As a result of the Agreement Steve Rubakh acquired the 10,000,000 shares of common stock and the preferred stock referenced above.  Upon completion of the Agreement, EMS Factory, Inc. became the wholly-owned subsidiary of the Company, and the Company acquired the business and operations of EMS Factory, Inc.  Further, on the Closing date of the Agreement, Steve Rubakh was appointed the President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and a Director of the Company.

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Item 7.  Material to be Filed as Exhibits.

The Share Exchange Agreement, by and among the Company and the purchasers named therein, dated as of March 31, 2015, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 7, 2015, is hereby incorporated herein by reference.

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SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

May 9, 2016

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                                                         (Date)

/s/ Steve Rubakh

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                                                       (Signature)

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).